

May 26, 2009

<u>Via U.S. Mail and Facsimile (574-372-4206)</u>

David C. Dvorak
President and Chief Executive Officer
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, IN 46580

      Re: **Zimmer Holdings, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 27, 2009
               File No. 1-16407

Dear Mr. Dvorak:

We refer you to our comment letters dated March 31, 2009 and May 6, 2009 regarding business contacts with Iran and Syria. We have completed our review of this subject matter and have no further comments at this time.

                            Sincerely,

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance